F.LE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shar[illegible]
Centr[illegible]
State [illegible] Marg,
Mumb[illegible] 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

02015460

F.LE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 224. January 15, 2002

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/210 dated the January 15, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

Dy GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FEB 22 [illegible]

dw 3/7

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/ 210

January 15, 2002

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

With further reference to our Letter No.CO/S&B/VR/2002/147 dated 11th January, 2002, we enclose a copy of the Shareholding Pattern as on 31st December, 2001 which was erroneously omitted to be enclosed. The inconvenience caused to you in this regard is regretted.

2. Kindly acknowledge receipt.

Yours faithfully,

for GENERAL MANAGER
(Shares & Bonds)

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 31/12/2001
DATE OF REPORT : 09/01/2002

SR. NO.	CATEGORY	SHARES HELD	% OF SHARES IN TOT EQTY
(A)	PROMOTER'S HOLDING		
1	Promoter's - Indian - Foreign Pormoter's	NIL	NIL
2	Persons acting in concert	NIL	NIL
	Sub-Total	NIL	NIL
(B)	NON-PROMOTER'S HOLDING		
3	Institutional Investors		
a.	Mutual Funds and UTI	23368514	4.44
b.	Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti)	358830338	68.18
c.	FIIs/OCBs	95255760	18.10
	Sub-Total	477454612	90.72
4	Others		
a.	Private Corporate Bodies	6624802	1.26
b.	Indian Public	41965630	7.97
c.	NRIs	214537	0.04
d.	Trust/Foundations	39297	0.01
	Sub-Total	48844266	9.28
	GRAND TOTAL -	526298878	100.00

True Copy